Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars)
For the years ended December 31, 2011 and 2010

March 5, 2012

Independent Auditor’s Report

To the Shareholders of Exeter Resource Corporation

We have completed an integrated audit of Exeter Resource Corporation's (the “Company”) 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2011 and an audit of its 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of income (loss) and comprehensive income (loss), cash flows and changes in equity for the years ended December 31, 2011 and December 31, 2010 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian Auditing Standards (CAS) and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. CAS require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants

PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

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Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Exeter Resource Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Exeter Resource Corporation’s internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

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Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Exeter Resource Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011 based on criteria established in Internal Control - Integrated Framework issued by COSO.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

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Exeter Resource Corporation Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars, Except Share Data)

		December 31, 2011	December 31, 2010	January 1, 2010

Assets

Current
Cash and cash equivalents	(Note 9)	$71,926	$90,608	$81,089
Amounts receivable and prepaid expenses		642	520	537
Due from related parties	(Note 15)	93	9	16
		72,661	91,137	81,642

Property and equipment	(Note 10)	219	234	366
Mineral properties	(Notes 7 and 11)	-	-	3,354
		$72,880	$91,371	$85,362

Liabilities

Current
Accounts payable and accrued liabilities		$1,770	$1,578	$4,094
Due to related parties	(Note 15)	126	118	67
		1,896	1,696	4,161

Shareholders’ Equity

Share capital	(Note 12)	242,270	238,454	174,418
Contributed surplus	(Note 14)	34,587	26,467	18,265
Deficit		(205,817)	(175,246)	(111,482)
Accumulated other comprehensive loss		(56)	-	-
		70,984	89,675	81,201
		$72,880	$91,371	$85,362

Contractual Obligations	(Note 17)

Approved by the Directors:

“John Simmons”	Director

“Bryce Roxburgh”	Director

See accompanying notes to the consolidated financial statements

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Exeter Resource Corporation
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Expressed in Thousands of Canadian Dollars, Except Share Data)

For the years ended December 31,		2011	2010

Income
Interest income		$977	$530
Gain on sale of assets		14	-

Expenses
Accounting and audit		226	169
Administration salaries and consulting	(Note 13)	1,835	2,466
Amortization	(Note 10)	58	64
Directors’ fees	(Note 13)	2,924	3,725
Foreign exchange loss		67	34
General and administration		600	574
Legal fees		95	145
Management fees	(Note 13)	4,262	2,619
Mineral property exploration expenditures	(Notes 11 and 13)	20,371	19,758
Shareholder communications	(Note 13)	960	1,152
Stock exchange listing and filing fees		164	135
		31,562	30,841

Loss from continuing operations		$(30,571)	$(30,311)

Gain from discontinued operations	(Note 7)	-	116,547

Net (loss) income for the year		$(30,571)	$86,236
Other comprehensive loss		(56)	-
Net (loss) income and comprehensive (loss) income for the year		$(30,627)	$86,236

Basic & diluted loss per common share from continuing operations		$(0.35)	$(0.39)
Basic (loss) income per common share from net (loss) income and comprehensive (loss) income for the year		$(0.35)	$1.12
Diluted (loss) income per common share from net (loss) income and comprehensive (loss) income for the year		$(0.35)	$1.08

Weighted average number of common shares outstanding		86,915,354	76,808,345

See accompanying notes to the consolidated financial statements

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Exeter Resource Corporation
Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars, Except Share Data)

For the years ended December 31,		2011	2010

Operating Activities
Net loss from continuing operations for the year		$(30,571)	$(30,311)
Non-cash items:
Amortization	(Note 10)	58	64
Gain on sale of assets		(14)	-
Donation of shares		-	86
Share-based compensation	(Note 13)	9,843	10,780
		(20,684)	(19,381)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(131)	(110)
Due from related parties		(84)	7
Due to related parties		8	51
Accounts payable and accrued liabilities		278	(1,081)

Cash flows from the operating activities of continuing operations		(20,613)	(20,514)
Gain for the year from discontinued operations		-	116,547
Non cash items:
Amortization		-	4
Share-based compensation	(Note 13)	-	826
Gain on the transfer of assets		-	(122,053)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		-	(56)
Accounts payable and accrued liabilities		-	60
Due to related parties		-	(238)

Cash flows from the operating activities of discontinued operations		-	(4,910)
Cash flows from operating activities		(20,613)	(25,424)

Financing Activities
Issue of share capital for cash	(Note 12)	2,093	64,270
Share issue costs		-	(3,724)
Cash flows from financing activities		2,093	60,546
Investing Activities
Acquisition of property and equipment		(56)	(20)
Proceeds from sale of assets		14	-
Cash flows from investing activities of continued operations		(42)	(20)
Acquisition of property and equipment		-	(85)
Cash flows from investing activities of discontinued operations		-	(85)
Cash transferred on Plan of Arrangement		-	(25,498)
Effect of foreign exchange rate change on cash		(120)	-
Net decrease in cash and cash equivalents		(18,682)	9,519
Cash and cash equivalents – beginning of the year		90,608	81,089
Cash and cash equivalents – end of the year		$71,926	$90,608

See accompanying notes to the consolidated financial statements

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Exeter Resource Corporation Consolidated Statement of Changes in Equity (Expressed in Thousands of Canadian Dollars, Except Share Data)

	Issued Share Capital				Accumulated Other	Total
	Number of		Contributed		Comprehensive	Shareholders'
	Shares	Amount	Surplus	Deficit	Loss	Equity

Balance - January 1, 2010	73,897,702	$174,418	$18,265	$(111,482)	$-	$81,201
Additions during the year:
- Exercise of warrants	723,551	2,306	-	-	-	2,306
- Exercise of stock options	2,401,500	4,461	-	-	-	4,461
- Donation	10,000	86	-	-	-	86
- Equity financing net of share issue costs	9,274,750	53,779	-	-	-	53,779
- Contributed surplus allocated on exercise of agent’s warrants	-	818	(818)	-	-	-
- Contributed surplus allocated on exercise of options	-	2,586	(2,586)	-	-	-
- Share-based compensation	-	-	11,606	-	-	11,606
- Transfer of net assets on Plan of Arrangement	-	-	-	(150,000)	-	(150,000)
- Net income for the year	-	-	-	86,236	-	86,236

Balance - December 31, 2010	86,307,503	$238,454	$26,467	$(175,246)	$-	$89,675

Balance - January 1, 2011	86,307,503	$238,454	$26,467	$(175,246)	$-	$89,675
Additions during the year:
- Exercise of stock options	1,018,250	2,093	-	-	-	2,093
- Contributed surplus allocated on exercise of options	-	1,723	(1,723)	-	-	-
- Share-based compensation	-	-	9,843	-	-	9,843
- Other comprehensive loss	-	-	-	-	(56)	(56)
- Net loss for the year	-	-	-	(30,571)	-	(30,571)

Balance - December 31, 2011	87,325,753	$242,270	$34,587	$(205,817)	$(56)	$70,984

See accompanying notes to the consolidated financial statements

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

1.	Nature of Business

Exeter Resource Corporation (“Exeter” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada with its head office in Vancouver, Canada, and, together with its subsidiaries, it is engaged in the acquisition and exploration of mineral properties located in Chile.

The Company is in the process of exploring its mineral properties. The continued operations of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE Amex. The Company’s head office is located at 1660 - 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation and Adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards, and required publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in these consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of International Financial Reporting Standards (“IFRS”).

These consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of annual financial statements, including certain optional transitions and mandatory exemptions from retrospective application of IFRS as described in IFRS 1. Subject to certain elections disclosed in Note 3, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010 (“the Transition Date”) and throughout all periods presented, as if these policies had always been in effect. Note 3(b) discloses the impact of the transition to IFRS on the Company’s reported financial results, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The accounting policies applied in these consolidated financial statements are based on IFRS effective for the year ended December 31, 2011, as issued and effective as of February 23, 2012 the date the Audit Committee of the Board of Directors approved the statements.

3.	Explanation of Transition to IFRS

The accounting policies set out in Note 4 have been applied in preparing these consolidated financial statements, the comparative information presented for the year ended December 31, 2010 and in the preparation of an opening IFRS balance sheet at January 1, 2010.

In preparing its opening IFRS balance sheet, the Company has adjusted certain amounts reported previously in consolidated financial statements prepared in accordance with Canadian GAAP to comply with IFRS. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position as of January 1 and December 31, 2010 and its cash flows for the year ended December 31, 2010 are disclosed in Note 3(b) below.

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

3.	Explanation of Transition to IFRS (Continued)

Initial elections upon adoption

Set out below are the applicable IFRS 1 exemptions applied in the conversion from Canadian GAAP to IFRS:

a)	IFRS exemption options:

Exemption for share-based payment transactions

An IFRS 1 exemption allows the Company to not apply IFRS 2, ‘Share-based payment’, to equity instruments granted after November 7, 2002 and vested before the Transition Date. The Company has elected to take the exemption and, as a result, was only required to recalculate the impact on any share based payments that had not vested at the Transition Date.

Cumulative translation differences

An IFRS 1 exemption allows the Company to set the currency translation adjustment, which is included in accumulated other comprehensive income (“OCI”), to zero at January 1, 2010 and adjust deficit by the same amount. If, subsequent to the Transition Date, a foreign operation is disposed of, the translation differences that arose before the Transition Date will not affect the gain or loss on disposal.

Business combinations

IFRS 1 provides the option to apply IFRS 3R, Business Combinations, retrospectively or prospectively from the Transition Date. The Company elected to adopt IFRS 3R effective January 1, 2010, and the adoption had no material impact on these consolidated financial statements.

b)	Reconciliations of Canadian GAAP to IFRS

Upon conversion to IFRS, IFRS 1 requires an entity to reconcile equity, income (loss), and comprehensive income (loss) for prior periods. As the Company’s adoption of IFRS had an impact on net income (loss) and comprehensive income (loss), the following disclosure and tables represent the reconciliation from Canadian GAAP to IFRS for the opening balance sheet (January 1, 2010) and the related impact on deficit.

i.	There were no differences noted between the Canadian GAAP and IFRS consolidated statements of financial position at January 1, 2010 and December 31, 2010.

ii.	A reconciliation between the Canadian GAAP and IFRS net income (loss) and comprehensive income (loss) for the year ended December 31, 2010 is provided below:

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

3.	Explanation of Transition to IFRS (Continued)

	Year ended December 31, 2010
	Canadian GAAP	Effect of transition to IFRS	IFRS

Income
Interest income	$530	$-	$530

Expenses
Accounting and audit	169	-	169
Administration salaries and consulting	2,466	-	2,466
Amortization	64	-	64
Director’s fees	3,725	-	3,725
Foreign exchange loss	34	-	34
General and administration	574	-	574
Legal fees	145	-	145
Management fees	2,619	-	2,619
Mineral property exploration expenditures	19,758	-	19,758
Shareholder communications	1,152	-	1,152
Stock exchange listing and filing fees	135	-	135
	30,841	-	30,841

Loss from continuing operations	(30,311)	-	(30,311)
Gain (loss) from discontinued operations	(5,506)	122,053	116,547
Net income/(loss) and comprehensive income (loss) for the year	(35,817)	122,053	86,236
Transfer of net assets on Plan of Arrangement	(27,947)	(122,053)	(150,000)
Deficit at beginning of year	(111,482)	-	(111,482)

Deficit at end of year	$(175,246)	$-	$(175,246)

Notes to the IFRS reconciliation above:

Adjustment related to Plan of Arrangement (“Arrangement”), see note 7, whereby the Company transferred all of its Argentine business to Extorre Gold Mines Limited (“Extorre”) and distributed all of Extorre shares to its shareholders.

(i)	Under Canadian GAAP – The transfer of non-cash assets in relation to Arrangement was recorded at cost.

(ii)	Under IFRS – The transfer of these non-cash assets in the form of a distribution to Exeter’s shareholders is required to be recorded at the fair value of the non-monetary assets transferred.

(iii)	At the date of the Arrangement, the Company estimated the fair value of the Argentine assets that were transferred to Extorre at $150,000. Under Canadian GAAP, the Company had previously recorded the distribution of the net assets at the cost amount of $27,947. Under IFRS the distribution of the Argentine assets is recognized at fair value, consequently following transition to IFRS, the Company has recognized a gain of $122,053 on the net assets distributed and recorded the value of assets distributed of $150,000. The increase in fair value had no impact on the net cash flows of the Company as the gain was a non-cash item, nor did it have any effect on the deficit or shareholder’s equity at December 31, 2010.

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

4.	Changes in Accounting Policy and Disclosures

The IASB issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial instruments - Classification and Measurement (IFRS 9), IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20), IFRS 13, Fair Value Measurement (IFRS 13). The Company is in its preliminary stage of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of the new standards:

IFRS 9 - Financial instruments - classification and measurement

IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. In November 2009 and October 2010, IFRS 9 (2009) and IFRS 9 (2010) were issued, respectively, which address the classification and measurement of financial assets and financial liabilities. IFRS 9 (2009) requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. IFRS 9 (2010) requires that financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as fair value through profit or loss, financial guarantees and certain other exceptions. IFRS 9 (2009) and IFRS 9 (2010) are effective for annual periods on or after January 1, 2015. Early adoption is permitted and the standard is required to be applied retrospectively.

IFRS 10 - Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its control over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted.

IFRS 12 - Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. This standard is effective for annual periods beginning on or after January 1, 2013.

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

4.	Changes in Accounting Policy and Disclosures (Continued)

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognised as an asset, how the asset is initially recognised, and subsequent measurement. This standard does not have an impact on the Company’s consolidated financial statements as it is currently in its exploration stage. This standard is effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted.

5.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty

a)	Basis of Presentation

These consolidated financial statements include the accounts of the following significant subsidiaries:

	Incorporation	Percentage of Ownership
Sociedad Contractual Minera Eton Chile (“Eton”)	Chile	100%
Sociedad Contractual Minera Retexe Chile (“Retexe”)	Chile	100%

All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

b)	Mineral property costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition costs are capitalized and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production the costs of acquisition are expensed over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property with any difference recognized in the income statement. If a property is abandoned, the acquisition costs will be written off to the income statement.

Although the Company has taken steps that it considers adequate to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Title to mineral properties in foreign jurisdictions is subject to uncertainty and consequently, such properties may be subject to prior undetected agreements or transfers and title may be affected by such instances.

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

5.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

c)	Mineral property exploration expenditures

The Company expenses mineral property exploration expenditures when incurred. When it has established that a mineral deposit is commercially mineable and following a decision to commence development, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

d)	Cash and cash equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with an initial term to maturity of 90 days or less.

e)	Translation of foreign currencies

(i) Presentation currency

The consolidated financial statements are presented in Canadian dollars.

(ii) Functional currency

The financial statements of each entity in the Company group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

The functional currency of the parent Company is the Canadian dollar and the functional currency of the Company’s Chilean subsidiaries, Eton and Retexe, is the Chilean Peso. The financial statements of these subsidiaries (“foreign operations”) are translated into the Canadian dollar presentation currency as follows:

•  Assets and liabilities – at the closing rate at the date of the statement of financial position.

• Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

• All resulting changes are recognized in Other Comprehensive Income (“OCI”) as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in OCI.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reallocated between controlling and non-controlling interests.

(iii) Transactions and balances

Foreign currency transactions are translated into the functional currency of an entity using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income.

14

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

5.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

f)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

g)	Property and equipment

Property and equipment are carried at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Amortization is calculated at the following annual rates:

Canada
Computer equipment	Declining balance	- 30%
Computer software	Declining balance	- 50%
Equipment	Declining balance	- 20%
Leasehold improvements	Straight-line	- 5 years
Office equipment	Declining balance	- 20%

Chile
Computer equipment	Straight-line	- 3-6 years
Equipment including vehicles	Straight-line	- 3-7 years
Office equipment	Straight-line	- 5-7 years

h)	Share-based compensation

The Company has adopted an incentive stock option plan. Stock options vest in tranches over a period of 1 to 2 years (50 - 100% per year) and expire after 5 years. All share-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity. Share-based compensation expense is recognized over the tranche’s vesting period, in earnings or capitalized as appropriate, based on the number of options expected to vest.

i)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized either in OCI or directly in equity, in which case it is recognized in OCI or in equity respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

15

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

5.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

j)	Use of estimates and judgements

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Areas of estimates include assumptions used in the accounting for share based compensation, amortization rates, valuation of future income tax benefits, commencement of capitalization of exploration expenditures and contingent liabilities. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

k)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

•	Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of cash and cash equivalents, accounts receivable, and amounts due from related parties, and are included in current assets due to their short-term nature.

Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

•	Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable and accrued liabilities and amounts due to related parties. Accounts payables are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Financial liabilities are classified as current liabilities as payment is due within twelve months.

l)	Discontinued operations

Operating results of a Company’s components disposed of or being classified as held-for-sale are reported as discontinued operations if the operations and cash flows of those components have been, or will be, eliminated from the Company’s current operations pursuant to the disposal and if the Company does not have significant continuing involvement in the operations of the component after the disposal transaction. A component of an enterprise includes operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company’s operations and cash flows.

16

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

5.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

m)	Royalty payments

The Company expenses all advance royalty payments to mineral property exploration costs. Once a decision on development of mineral properties has been made, the Company will capitalize the advance royalty payments until the commencement of production at which time they will be charged to operations.

6.	Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue debt and acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Company does not pay dividends.

The Company’s investment policy is to limit investments to guaranteed investment certificates, banker’s acceptance notes, investment savings accounts or money market funds with high quality financial institutions in Canada and treasury bills, selected with regards to the expected timing of expenditures from operations.

7.	Discontinued Operations and Transfer of Assets

On March 24, 2010 the Company completed the Arrangement under the British Columbia Business Corporation Act pursuant to which it transferred its Argentine net assets to Extorre, a company incorporated by Exeter to facilitate the spin out of the Argentine business to its shareholders. Under the Arrangement, each shareholder of the Company received one share of Extorre for each share of the Company held. The Company transferred its wholly owned subsidiaries, Estelar Resources Limited (“Estelar”) and Cognito Limited (“Cognito”) (together “Argentine Business”), to Extorre. Estelar and Cognito held the Argentine assets which included cash and working capital balances, and the interest in Cerro Moro, the Don Sixto property, and various other exploration properties.

The Arrangement was approved by the Company’s board of directors and, among other things, the favourable vote of Exeter’s shareholders at a special shareholders’ meeting held on March 11, 2010.

At the time of the transfer, under Canadian GAAP, the Company did not recognize any gain or loss on the disposition of the Argentine Business, which was comprised of a cash contribution of $25,000 and the Argentine assets and liabilities as at the effective date of the Arrangement. However, upon transition to IFRS, the Company was required to fair value the net assets that were transferred to Extorre and as such recognized a gain of $122,053 on the transfer of those assets.

The Company accounted for the financial results associated with the Argentine Business up to the date of the Arrangement as discontinued operations.

17

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

7.	Discontinued Operations and Transfer of Assets (Continued)

The gain from discontinued operations is after accounting for the direct operating results of Estelar and Cognito and an allocation of head office general and administrative expense and accounting for the fair value of the assets transferred to Extorre. The allocation of head office general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine mineral properties in each period presented as compared to the costs incurred on all mineral properties of the Company in each of the period.

The fair value of the net Argentine assets transferred under the Arrangement pursuant to IFRS is summarized in the table below:

March 24, 2010

Cash and cash equivalents	$25,498
Amounts receivable and prepaid expenses	183
Due from related party	238
Long term assets:
Property and equipment	169
Mineral properties	125,407
Accounts payable and accrued liabilities	(1,495)

Fair value of the net assets transferred to Extorre	$150,000

The following table shows the results related to discontinued operations for the years ended December 31, 2011 and 2010:

	Years ended December 31
	2011	2010
Accounting and audit	$-	$49
Administration salaries and consulting	-	217
Amortization	-	64
Foreign exchange loss	-	70
Gain on transfer of assets	-	(122,053)
General and administration	-	65
Legal fees	-	76
Management fees	-	358
Mineral property exploration expenditure	-	4,453
Shareholder communications	-	131
Stock exchange listing and filing fees	-	23
Gain from discontinued operations	$-	$(116,547)

18

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

7.	Discontinued Operations and Transfer of Assets (Continued)

Discontinued Operations Net Income Per Share

December 31, 2010

Net income from discontinued operations	$116,547
Net income per share:
Basic	$1.52
Diluted	$1.46

Weighted average number of shares outstanding:
Basic:	76,808,345
Effect of dilutive shares:
Stock options	2,399,429
Warrants	356,501
Diluted	79,564,275

8.	Financial Instruments

a)	Fair Value

The fair value of financial instruments at December 31, 2011 and December 31, 2010 is summarized as follows:

	2011		2010
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Loans and receivables
Cash and cash equivalents	$71,926	$71,926	$90,608	$90,608
Amounts receivable – at amortized cost	$86	$86	$221	$221
Due from related parties	$93	$93	$9	$9
Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	$1,770	$1,770	$1,578	$1,578
Due to related parties	$126	$126	$118	$118

The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to their short term of these financial instruments.

b)	Financial Risk Management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and amounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

19

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

8.	Financial Instruments (Continued)

Currency risk

The Company operates in a number of countries, including Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, US Dollars, Australian Dollars and Chilean Pesos) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at December 31, 2011 and 2010:

2011 (in thousands)
	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	1,120,259	279	-
Amounts receivable	53,400	-	-
Accounts payable and accrued liabilities	(602,133)	(273)	(202)
Net balance	571,526	6	(202)
Equivalent in Canadian Dollars	1,118	6	(211)
Rate to convert to $ CDN	0.001957	1.0170	1.0424

2010 (in thousands)
	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	353,252	298	-
Amounts receivable	52,047	-	-
Accounts payable and accrued liabilities	(435,008)	(173)	(111)
Net balance	(29,709)	125	(111)
Equivalent in Canadian Dollars	(63)	124	(113)
Rate to convert to $ CDN	0.002125	0.9946	1.0180

Based on the above net exposures as at December 31, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Chilean peso, US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $112, $1 and $21 respectively (2010 - $6, $12 and $11 respectively) in the Company’s net loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at December 31, 2011 ranged between 1.2% and 1.3%.

Based on the amount of cash and cash equivalents held at December 31, 2011, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $360 in the interest earned by the Company per annum.

20

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

8.	Financial Instruments (Continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had cash at December 31, 2011 in the amount of $71,926 in order to meet short-term business requirements. At December 31, 2011, the Company had current liabilities of $1,896 which are due on demand or within 30 days.

9.	Cash and Cash Equivalents

	December 31, 2011	December 31, 2010
Cash
Investment savings accounts	$39,864	$58,546
Guaranteed investment certificates	32,062	32,062
Total	$71,926	$90,608

21

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

10.	Property and Equipment

	Computer Equipment	Computer Software	Equipment including Vehicles	Leasehold Improvements	Office equipment	Total
Cost
As at January 1, 2010	$138	$58	$623	$-	$33	$852
Additions	6	-	84	-	17	107
Disposal of assets transferred to Extorre	(33)	(43)	(380)	-	-	(456)
Effect of movements in exchange rates	-	-	-	-	-	-
Balance as at December 31, 2010	$111	$15	$327	$-	$50	$503

Depreciation
As at January 1, 2010	$(92)	$(54)	$(326)	$-	$(14)	$(486)
Charged for the period	(15)	-	(45)	-	(8)	(68)
Disposal of assets transferred to Extorre	29	40	216	-	-	285
Effect of movements in exchange rates	-	-	-	-	-	-
Balance as at December 31, 2010	$(78)	$(14)	$(155)	$-	$(22)	$(269)

Net carrying value
As at January 1, 2010	$46	$4	$297	$-	$19	$366
As at December 31, 2010	$33	$1	$172	$-	$28	$234

Cost
As at January 1, 2011	$111	$15	$327	$-	$50	$503
Additions	-	-	6	31	19	56
Disposals	-	-	(41)	-	-	(41)
Effect of movements in exchange rates	-	-	(11)	-	(1)	(12)
Balance as at December 31, 2011	$111	$15	$281	$31	$68	$506

Depreciation
As at January 1, 2011	$(78)	$(14)	$(155)	$-	$(22)	$(269)
Charged for the period	(10)	-	(34)	(3)	(11)	(58)
Eliminated on disposal	-	-	41	-	-	41
Effect of movements in exchange rates	-	-	(1)	-	-	(1)
Balance as at December 31, 2011	$(88)	$(14)	$(149)	$(3)	$(33)	$(287)

Net carrying value
As at January 1, 2011	$33	$1	$172	$-	$28	$234
As at December 31, 2011	$23	$1	$132	$28	$35	$219

22

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

11.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties subject to the NSR and the vendor’s buy back right by paying the Company’s expenditures incurred on the property if the property is not put into production within 15 years of exercising the option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity. The Company is required to make an advance annual royalty payment of US$250 thousand up until March 31, 2020 and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

Sideral project

On March 1, 2011 the Company announced it had entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project. The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years. After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 million tons at a grade of +0.5% copper has been made. Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR. The Company has the right to purchase 50% of the NSR for $10 million.

Water rights option

On February 4, 2011 the Company entered into a 2.5 year option on water rights to a total volume of 300 litres per second from a private Chilean company. The rights relate to surface water flows and are consumptive in nature. The option agreement provides annual option payments which are deductible from a purchase price of US$15.0 million. The Company can withdraw from the option at any time without penalty.

Options payments are as follows:

US$440 thousand ($498 thousand) (completed);

US$220 thousand ($226 thousand) by January 4, 2012 (completed subsequent to December 31, 2011);

US$220 thousand ($223 thousand) by July 4, 2012;

US$220 thousand ($224 thousand) by January 4, 2013;

In the event that the Company exercises the option, the full purchase price must be paid by August 4, 2013.

23

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

11.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The tables below shows the Company’s exploration expenditures by project for the years ended December 31, 2011 and 2010.

	2011		2010
	Chilean Properties	Chilean Properties	Discontinued Operations	Total
Assays	$104	$348	$437	$785
Consultants and contractors	4,258	993	20	1,013
Drilling	3,880	6,776	1,321	8,097
Engineering*	2,103	233	123	356
Environmental	54	59	146	205
Field camp	1,760	2,026	312	2,338
Geological *	1,598	2,304	494	2,798
IVA tax	1,117	1,842	491	2,333
Legal and title	492	260	76	336
Metallurgical *	1,350	1,607	116	1,723
Office operations	438	239	179	418
Resource development	129	123	50	173
Travel	894	796	221	1,017
Wages and benefits *	1,696	2,152	467	2,619
Water rights option	498	-	-	-
Exploration costs	$20,371	$19,758	$4,453	$24,211
Cumulative exploration costs	$63,581	$43,210	$57,190	$100,400

* Includes share-based compensation as reflected below:

	2011	Chilean Properties	Discontinued Operations	2010
Engineering	$207	$-	$-	$-
Geological	858	1,412	181	1,593
Metallurgical	209	668	66	734
Wages and benefits	643	806	58	864
Total	$1,917	$2,886	$305	$3,191

24

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

12.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

The Company has issued shares of its capital stock as follows:

	December 31, 2011		December 31, 2010
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	86,307,503	$238,454	73,897,702	$174,418
Issued during the year for:
Cash
Equity financing	-	-	9,274,750	57,503
Exercise of options	1,018,250	2,093	2,401,500	4,461
Exercise of warrants	-	-	723,551	2,306
Donation	-	-	10,000	86
Contributed surplus allocated
Exercise of options	-	1,723	-	2,586
Exercise of agent’s warrants	-	-	-	818
Share issue costs	-	-	-	(3,724)
Balance, end of year	87,325,753	$242,270	86,307,503	$238,454

13.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was approved by shareholders on March 11, 2010, may not exceed 15% of the issued and outstanding shares of the Company at the time of the option grant. At December 31, 2011, the maximum number of options issuable under the Plan was 13,098,863. The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company. Options granted under the Plan may have a maximum term of ten years. Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

A summary of the changes in share options during the year is as follows:

	December 31, 2011		December 31, 2010
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding, beginning of year	12,327,900	$4.10	9,008,900	$1.98
Granted	1,385,000	5.04	6,038,000	6.36
Exercised	(1,018,250)	2.06	(2,401,500)	1.86
Forfeited	(266,250)	6.18	(317,500)	4.96
Options outstanding, end of year	12,428,400	$4.30	12,327,900	$4.10

There were 1,018,250 (2010 – 2,401,500) options exercised during the year at an average exercise price of $2.06 (2010 - $1.86).

25

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

13.	Stock Option Plan (Continued)

The following table summarizes information about the stock options outstanding at December 31, 2011.

Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
1.01 - 2.00	1,892,900	1.30	$1.41	1,892,900	$1.41
2.01 - 3.00	3,445,000	1.66	2.35	3,445,000	2.35
3.01 - 4.00	130,000	2.74	3.99	130,000	3.99
4.01 - 5.00	1,185,000	4.34	5.00	692,500	4.62
5.01 - 6.00	965,000	3.29	5.42	790,000	5.45
6.01 +	4,810,500	3.65	6.44	4,303,000	6.46
	12,428,400	2.77	$4.30	11,253,400	$4.16

For the options granted during the year, the weighted average fair market value was $2.92 per share.

Share-based Compensation

The fair value of the 1,385,000 (2010 – 6,038,000) options granted by the Company during the years ended December 31, 2011 and 2010 was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

	2011	2010
Expected annual volatility	74%	79.26 - 84.58%
Risk-free interest rate	2.26% - 2.31%	1.85 - 2.11%
Expected life	3 to 5 years	3 years
Expected dividend yield	0.0%	0.0%
Forfeiture rate	0.0%	0.0%

Share-based compensation expense of $9,843 (2010 - $11,606) was recognised in the year and was allocated to contributed surplus.

Share-based compensation has been allocated as follows:

Years ended December 31,
	2011	2010
		Continuing Operations	Discontinued Operations	Total
Administration salaries and consulting	$1,465	$2,054	$217	$2,271
Directors’ fees	2,924	3,725	-	3,725
Management fees	3,537	1,897	299	2,196
Mineral property exploration expenditures	1,917	2,886	305	3,191
Shareholder communications	-	218	5	223
Total	$9,843	$10,780	$826	$11,606

26

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

13.	Stock Option Plan (Continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

14.	Contributed Surplus

Details are as follows:

Balance – January 1, 2010	$18,265
Share-based compensation expense	11,606
Contributed surplus allocated on exercise of agent’s warrants	(818)
Contributed surplus allocated on exercise of stock options	(2,586)
Balance - December 31, 2010	26,467

Share-based compensation expense	9,843
Contributed surplus allocated on exercise of stock options	(1,723)
Balance – December 31, 2011	$34,587

15.	Related Party Transactions

Amounts due from related parties of $93 at December 31, 2011 (December 31, 2010 - $9) is for the recovery of common expenditures from two corporations with common directors. The amounts due from related parties are non-interest bearing and are due upon receipt of an invoice.

Amounts due to related parties of $126 at December 31, 2011 (December 31, 2010 - $118) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company. The amounts due to related parties are non-interest bearing and are due upon receipt of an invoice.

During the year ended December 31, 2011 a total of $1,719 (2010 - $1,608) was paid or accrued for related party transactions as described below:

a)	Exploration and consulting fees of $485, which included a bonus of $125 (2010 - $460, which included a bonus of $100) were paid or accrued to a corporation of which the President and CEO of the Company is a principal. As at December 31, 2011, the Company had amounts owing of $8 (2010 - $12) to this company.

b)	Exploration fees of $311, which included a bonus of $50 (2010 - $241, which included a bonus of $50) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development. As at December 31, 2011, the Company had amounts owing of $86 (2010 - $62) to this company.

c)	Management fees of $250, which included a bonus of $75 (2010 - $277, which included a bonus of $50) were paid to a corporation controlled by the Chairman of the Company. As at December 31, 2011, the Company had amounts owing of $15 (2010 - $22) to this company.

d)	Management fees of $300, which included a bonus of $100 (2010 - $328, which included a bonus of $75) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company. As at December 31, 2011, the Company had amounts owing of $nil (2010 - $nil) to this company.

e)	Management fees of $300, which included a bonus of $100 (2010 - $271) were paid or accrued to a corporation controlled by the Vice-President, Corporate Development and Legal Counsel. As at December 31, 2011, the Company had amounts owing of $nil (2010 - $nil) to this company.

27

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

15.	Related Party Transactions (Continued)

f)	The Company paid or accrued rent expense of $63 (2010 - $nil) to a company controlled by a director of the Company. Of this amount, $31 was recovered from a corporation with common directors. As at December 31, 2011, the Company had amounts owing of $15 (2010 - $nil) to this company.

g)	The Company and Extorre incur certain expenditures for staff and exploration expenditures on behalf of each other. The net amount provided or incurred by the Company on behalf of Extorre during the year ended December 31, 2011 was $417. As at December 31, 2011, the Company had amounts receivable of $44 (2010 - the Company had amounts owing of $22 to Extorre).

h)	Fees of $10 (2010 - $31) were paid or accrued to a company of which one of the officers of the Company was a former partner for legal services. As at December 31, 2011, the Company had amounts owing of $2 (2010 - $nil) to this company.

Upon completion of the Arrangement, the Company reached an agreement whereby Extorre will reimburse the Company for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures. On January 1, 2011, the Company entered into cost sharing agreement with Extorre and Rugby Mining Limited (“Rugby”) pertaining to costs associated with administrative support, office overhead and travel that the three companies have in common. The percentage allocation of these costs is such that the Company and Extorre each incur 40% respectively with Rugby incurring 20%.

For the year ended December 31, 2011, the Company recovered approximately net $417 (2010 - $391) from Extorre and $285 (2010 - $75) from Rugby.

16.	Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers and the board of directors.

The following compensation has been provided to key management personnel for the years ended December 31, 2011 and 2010.

	2011	2010
Compensation - cash and benefits	$1,335	$1,336
Share - based payments	6,483	5,991
Total	$7,818	$7,327

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

17.	Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment and advance royalty obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

Payments Due by Year

	Total	2012	2013 - 2014	2015 - 2016	2017 - 2025
Office and equipment leases*	$378	$88	$174	$116	$-
Property access agreements	109	91	18	-	-
Advance Royalty Payment	7,373	254	509	509	6,101
Total	$7,860	$433	$701	$625	$6,101

*The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

18.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. Following is a summary of assets and liabilities classified by place of business:

December 31, 2011	Canada	Chile	Total
Cash and cash equivalents	$69,735	$2,191	$71,926
Amounts receivable and prepaid expenses	537	105	642
Due from related party	93	-	93
Property and equipment	102	117	219
	70,467	2,413	72,880
Current Liabilities	(718)	(1,178)	(1,896)
	$69,749	$1,235	$70,984
Net loss – year ended December 31, 2011	$9,991	$20,580	$30,571

December 31, 2010	Canada	Chile	Discontinued Operations	Total
Cash and cash equivalents	$89,857	$751	$-	$90,608
Amounts receivable and prepaid expenses	418	111	-	529
Property and equipment	73	161	-	234
	90,348	1,023	-	91,371
Current Liabilities	(772)	(924)	-	(1,696)
	$89,576	$99	$-	$89,675
Net loss (gain) – for year ended December 31, 2010	$10,469	$19,842	$(116,547)	$(86,236)

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

19.	Income Taxes

A reconciliation of consolidated income taxes at statutory rates with the reported taxes is as follows:

	2011		2010
Net loss (income) for the year before income tax		$30,571		$(86,236)
Combined federal and provincial tax rate		26.50%		28.50%
Income tax recovery at statutory rates		$(8,101)		$24,577
Losses and other deductions for which no benefit has been recognized		3,849		7,030
Non-deductible share-based compensation		2,583		3,308
Non-deductible mineral property exploration costs		1,698		802
Gain from discontinued operations		-		(34,785)
Foreign exchange rate and tax rate differences		(657)		(926)
Expiry of losses		653		57
Impact of tax rate reductions		(25)		(63)
Income tax recovery	$	Nil	$	Nil

The significant components of the Company’s consolidated future tax assets are as follows:

	2011	2010
Non-capital loss carry forwards – Canada	$3,100	$3,685
Non-capital loss carry forwards – Chile	147	136
Exploration and development deductions	16,354	11,405
Property and equipment – Canada	12	14
Share issue costs	755	1,187
Unrecognised deferred tax asset	$20,368	$16,427

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $12,476 expire as follows:

2026	$2,242
2027	2,001
2028	2,424
2029	4,038
2031	1,771
$12,476

At December 31, 2011, the Company also has tax loss carry forwards in Chile totaling $420, that are available to offset future taxable income.

Tax benefits have not been recorded as it is not considered more likely than not that they will be utilized.

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